UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: June 3, 2009

The following is information regarding Camtek Ltd.‘s (the “Company”) classification of long-term inventory, as reflected in the consolidated financial statements for the first quarter of 2009 of the Company’s parent company, Priortech Ltd., a publicly traded company in Israel, which was filed with the Tel-Aviv Stock Exchange:

Long-term Inventory1

As of March 31, 2009, long-term inventory of the Company amounted to $17,826 thousands.

Due to the global economic crisis and its effect on the level of Camtek’s sales, during the year 2008 Camtek’s management examined the inventory balance compared to its sales forecast, and classified the balance of inventory in excess of its anticipated utilization in 2009 in the amount of $21,653 thousands as long-term inventory. Camtek conducts an internal quarterly examination of its sales forecast, for the purpose of classifying inventory, which is based on the data then available to it from its marketing branches and on its evaluation of future market demands, considering the global economic situation and the status of Camtek’s target markets – the capital equipment markets for the printed circuit board industry and the semi-conductor industry. This examination is based on the most reliable data available to Camtek at the time of the examination, taking into consideration the significant uncertainty prevailing in the markets. Inventory which is expected to be consumed during the next 12 months according to the above-mentioned forecast – is classified as short-term inventory, whereas inventory expected to be consumed in the period following the next 12 months is classified as long-term inventory, so long as management estimates that it is utilizable, not exposed to technological changes or becoming obsolete, and will be sold at a higher value than its book value.

Inventory expected to be consumed in the period following the next 12 months, which is found exposed to technological changes, becoming obsolete or that Camtek’s management evaluates the net consideration to be received with respect thereto as lower than its book value – is immediately amortized to its net realized value through the cost of revenues line item in the profit and loss statement.

As of March 31, 2009, inventory beyond the inventory level to be consumed during the next 12 months, in the sum of $17,826 thousands was classified as long term inventory based on Camtek’s management assessment and sales forecast. Camtek’s management expects that most of the inventory classified as long-term inventory will be consumed in the year 2010 and spare parts inventory will be used along the period of service.

During the first quarter of 2009, Camtek utilized inventory to the extent corresponding to the amount reflected in the inventory forecast, used in the preparation of its consolidated financial statements as of and for year ended December 31, 2008.

1 This information may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update this information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.